June 3, 2011

Mr. H. Christopher Owings

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, D. C.  20549

Re:

SECURE NetCheckIn Inc.

First Amended Registration Statement on Form S-1

Filed May 6, 2011

File No. 333-173172

Dear Mr. Owings:

This letter is in response to your comment letter dated May 31, 2011 to Brandi L. DeFoor, President and CEO of SECURE NetCheckIn Inc. (the “Company”) regarding the Company’s Amendment No. 1 to S-1 filed May 9, 2011. The Registration Statement on Amendment No. 2 to Form S-1 (the “Registration Statement”) has been filed electronically on EDGAR, on the date of this letter, along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.

We have noted on page 3 in the section entitled “Overview” that we do not have any current plans to engage in a merger or acquisition.  We have noted on page 5 in the section entitled “the Company” that the Company does not plan to change its management.

2.

We have eliminated the discussion of a mid-range offering throughout the agreement except in the capitalization table requested in Comment 3, and in “Use of Proceeds” and “Information with Respect to Registrant-Startup and Plan of Operation”.

3.

We provide a table showing the capitalization before the offering and after the offering in Item 8 page 18.

Forepart of Registration Statement

4.

We have checked the box indicating that the offering will be on a delayed or continuous basis pursuant to the Securities Act Rule 415.

Summary Information, Risk Factors and Ratio of Earnings to Fixed Changes, page 5

The Company

5.

We have disclosed in this section that the Company has not generated any revenues to date.

6.

We have updated our disclosure to describe the end of the beta testing period and the anticipated date that the Company anticipates that it will begin earning revenue. The Company has earned no revenue to date and we have clarified that throughout the document.

Summary Financial Information, page 6

7.

We have updated the summary financial information to include both the annual and subsequent interim periods.

Use of Proceeds, page 14

8.

We have updated the information in this section to disclose the net proceeds of the minimum, mid-range and maximum offering.  We have eliminated the inclusion of anticipated expenses as a use of proceeds.  We have also updated the table at the bottom of page 14 to show how the Company intends to use the net proceeds that the Company expects to raise in the offering in order to comply with Item 504 of Regulation S-K.

9.

We have revised this section to eliminate the discussion around a Version 2 of the software. Based on our current operations, the Company does not believe that it is necessary to develop a Version 2 at this time. The Company has a currently operational version of its software that is readily available for sale to physicians groups, and the  research and development will focus on upgrading the software in a much more limited way.

Dilution, page 18

10.

Pursuant to Item 506 of Regulation S-K, we have disclosed the following:

•

The tangible book value per share before and after the offering under each offering scenario.

•

The amount of the increase in the net tangible book value per share attributable to the cash payments made by purchase of the shares being offered under each of the offering scenarios.

•

The amount of immediate dilution from the public offering price which will be absorbed by each purchaser under each of the offering scenarios.

11.

We revised the table in the Dilution section to disclose the total amount and relative percentage of consideration paid to purchase the shares by the existing shareholder and the new investors as a group under each offering range.

Information with Respect to Registrant, page 24

Competition

12.

We revised the “Competition” section to disclose the methods by which the Company intends to compete with competitors as required in Item 101(h)(4)(iv) of Regulation S-K.

Management’s Discussion and Analysis or Plan of Operation, page 30

Limited Operating History; Need for Additional Capital, page 30

13.

We have disclosed in this section that the Company has not yet begun to generate revenue.

Dealer Prospectus Delivery Obligation, page 23

14.

For the disclosure required by Item 502 entitled “Dealer Prospectus Delivery Obligation” we have left the date blank and will include the date upon the effective registration.

Financial Statements, page F-1

15.

We have updated our financial statements and related disclosure to comply with Rule8-08 of Regulation S-X as of the date of filing. We have included unaudited financial statements for the period from 1/1/11 through 4/30/11.

Statement of Cash Flows, Page F-6

16.

We have  made the correction to the Statement of Cash Flows.

Undertakings

17.

We have included the undertaking required by Item 512(a)(6) of Regulation S-K.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated May 31, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck, JD | MBA

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor

SECURE NetCheckIn Inc.

SECURE NetCheckIn Inc.

June 6, 2011